

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 4, 2021

Lloyd Rowland
Sr. Vice President, General Counsel
151 Oyster Point Blvd.
Suite 400
South San Francisco
CA 94080

> **Re:** **CytomX Therapeutics, Inc.**
> **Form 10-Q for the quarterly period ended September 30, 2020**
> **Exhibit No. 10.3**
> **Filed November 5, 2020**
> **File No. 001-37587**

Dear Mr. Rowland:

We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

Sincerely,

Division of Corporation Finance